EXHIBIT 14

PROVIDE COMMERCE, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(Adopted: January 29, 2004)

Introduction

Operating with a strong sense of integrity is critical to maintaining trust and credibility with our customers, partners, employees and stockholders. This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. Though this code does not cover every issue that may arise, it sets out basic principles to guide all employees of the Company. All of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The code should also be provided to and followed by the Company’s agents and representatives, including consultants.

This code contains rules regarding individual and peer responsibilities, as well as responsibilities to our employees, customers, suppliers, stockholders, the public and other stakeholders, and includes:

•	Compliance with laws, rules and regulations (including insider trading laws)

•	Prohibiting conflicts of interest (including protecting corporate opportunities)

•	Protecting the Company’s confidential and proprietary information and that of our customers and vendors

•	Prohibiting discrimination and harassment

•	Compliance with health and safety procedures

•	Compliance with record keeping procedures

•	Protection and proper use of Company assets

•	Prohibiting payments to government personnel

•	Encouraging the reporting of any unlawful or unethical behavior

If a law conflicts with a policy in this code, you must comply with the law. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation. Those who violate the standards in this code will be subject to disciplinary action, up to and including termination of employment.

The CEO and all senior financial officers, including the CFO, principal financial officer and principal accounting officer, are bound by the provisions set forth herein, and in addition are subject to the policies in Exhibit A hereto. Any waiver of this code for executive officers or directors may be made only by the board of directors or a board committee and will be promptly disclosed as required by law or stock exchange regulation.

1.	Compliance with Laws, Rules and Regulations (including insider trading laws)

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. In order to assist with compliance with laws against insider trading, the Company has adopted a specific policy governing employees’ trading in securities of the Company. This policy has been distributed to every employee. If you have any questions, please consult our principal financial officer.

The Company will hold information and training sessions to promote compliance with laws, rules and regulations, including insider-trading laws.

2.	Conflicts of Interest (including corporate opportunities)

A “conflict of interest” exists when a person’s private interest interferes or appears to interfere in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

Employees, officers and directors are prohibited from personally taking for themselves opportunities that are discovered through the use of corporate property, information or position without the consent of our board of directors. No employee may use corporate property, information or position for improper personal gain, and no employee may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Set forth below is specific guidance for some areas of potential conflict of interest that require special attention. It is not possible to list all conflicts of interest. These are examples of the types of conflicts of interest that Provide Commerce employees are expected to avoid. Ultimately, it’s the responsibility of each individual to avoid any situation that could appear to be a conflict of interest. Employees are urged to discuss any potential conflicts of interest with their manager, our vice president, human resources or the senior financial officer. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of their manager or other appropriate personnel or consult the procedures described in Section 10 of this Code.

Interest in Other Businesses: Provide Commerce employees and members of their immediate families must avoid any direct or indirect financial relationship with other business that could cause divided loyalty. Provide Commerce employees must receive written permission from our vice president, human resources before beginning any employment, business or consulting relationship with another company. This doesn’t mean that family members are precluded from being employed by one of Provide

Commerce’s customers, competitors or suppliers. However, Provide Commerce employees must avoid conducting Provide Commerce business with members of their families – or others with whom they have a significant personal relationship – unless they have prior written permission from our vice president, human resources.

Outside Directorships and Membership in Technical Advisory Boards (“TAB”s): Provide Commerce encourages its employees to be active in industry and civic associations, including membership in other companies’ Boards of Directors and TABs. Employees who serve on outside Boards of Directors or TABs of a profit making organization are required, prior to acceptance, to obtain written approval. Approval for employees who are at the vice president level or above must be obtained from our chief executive officer. Approval for all other employees must be obtained from our vice president, human resources. As a rule, employees may not accept a position as an outside director or TAB member of any current or likely competitor of Provide Commerce. Furthermore, in the absence of an overriding benefit to Provide Commerce and a procedure to avoid any financial conflict (such as refusal of compensation and recusal from involvement in the company’s relationship with Provide Commerce), approval is likely to be denied where the Provide Commerce employee either directly or through people in his or her chain of command has responsibility to affect or implement Provide Commerce’s business relationship with the other company. Approval of a position as a director or TAB member of a company that supports or promotes a competitor’s products or services is also likely to be denied

If an outside directorship or TAB membership is approved, employees may keep compensation earned from that directorship unless the terms of the approval state otherwise. Generally, however, employees may not receive any form of compensation (including stock options, IPO stock or cash) for service on a board of directors of a company if the service is at the request of the company or in connection with Provide Commerce’s investment in, or a significant relationship exists with, that company and the directorship is as a consequence or in connection with that relationship. Any company that is a vendor, supplier, partner or customer of Provide Commerce has a “relationship” with Provide Commerce. “Significant” is broadly defined to include a sole-source vendor/supplier, or one in which Provide Commerce is responsible for generating five percent or more of the outside company’s revenues. When membership on a Board of Directors or TAB is other than at Provide Commerce’s request, and even if no compensation is received, a potential for conflict of interest exists, and therefore the Provide Commerce employee is expected to recuse him or herself from any involvement in Provide Commerce’s relationship with that company. It is therefore important that Provide Commerce employees recognize that their membership should be an opportunity to provide expertise and to broaden their own experience, but they should not be put in a position where the other company expects to use the person’s board membership as a way to get access or to influence Provide Commerce decisions.

Provide Commerce may at any time rescind prior approvals in order to avoid a conflict or appearance of a conflict of interest for any reason deemed to be in the best interests of the company. In addition, Provide Commerce will periodically conduct an inquiry of employees to determine the status of their membership on outside boards

Investments in Public Companies: Passive investments in shares of companies listed on a national or international securities exchange, or quoted daily by Nasdaq or any other board, are permitted without Provide Commerce’s approval subject to the following guidelines:

•	The passive investment must not be so large financially either in absolute dollars or percentage of the individual’s total investment portfolio that it creates the appearance of a conflict of interest

•	A passive investment in a public company that is a Provide Commerce customer, partner, supplier or competitor may not exceed 1% of total outstanding shares of companies listed on a national or international securities exchange, or quoted daily on Nasdaq or any other Board

Any such investment must not involve the use of confidential “inside” or proprietary information, such as confidential information that might have been learned about the other company on account of Provide Commerce’s relationship with the other company. Please see our “Insider Trading Policy” for a reminder on additional requirements related to trading in shares of publicly traded companies.

Investments in diversified publicly traded mutual funds are not deemed subject to these conflict of interest guidelines, provided confidentiality requirements are observed.

Investments in Private Companies That Are Not Our Partners or Customers. Provide Commerce employees will occasionally find themselves in a position to invest in a privately held company. Passive investments of not more than 5% of total outstanding shares of such privately held companies are permitted with Provide Commerce’s approval so long as the investment is not so large financially either in absolute dollars or percentage of the individual’s total investment portfolio that it creates the appearance of a conflict of interest.

Investments in Private Companies That Are, or May Become, Our Partners or Customers. If the privately held company is a Provide Commerce partner or customer, it is imperative that employees presented with such opportunities understand the additional potential conflict of interest that may occur in these circumstances. Provide Commerce employees must always serve our stockholders first. Investing in companies that Provide Commerce has an actual or potential business relationship with may not be in our stockholders’ best interests. The following guidelines are intended to cover such circumstances:

Provide Commerce employees may not invest in privately held companies that are Provide Commerce customers, partners or suppliers without disclosure to their manager and our vice president, human resources. Where the employee either directly or through people in his/her chain of command has responsibility to affect or implement Provide Commerce’s relationship with the other company, approval is likely to be denied. Such situations may put the Provide Commerce employee in a conflict of interest between furthering their personal interests versus the interests of Provide Commerce, hence the likelihood of denial. Employees in those circumstances should not invest in the company in question.

If an investment is made and/or approval is granted, and the employee subsequently finds him or herself in a potentially conflicted position due to his or her job responsibilities or those of others in his or her chain of command, the Provide Commerce employee is expected to recuse him or herself from any involvement in Provide Commerce’s relationship with that company. (If the conflict is so fundamental as to undermine the employee’s ability to undertake an important job activity, a discussion of possible divestiture may be required). Furthermore, with respect to any investment or financial interest in a third party, employees should be extremely cautious to avoid activities such as recommending or introducing the company to other parts of the Provide Commerce organization unless there is a clear disclosure of the financial interest.

If an employee happens to have an investment in a company and transitions into a role that would place him/her in a conflict of interest position (such as those described above), the employee should disclose the situation in writing to his/her manager and our vice president, human resources. Efforts will be made to resolve the situation equitably on a case-by-case basis.

Honoraria: Speaking at events, when it is determined to be in Provide Commerce’s best interests, is considered part of an employee’s normal job responsibilities. Because employees will be compensated by Provide Commerce for most or all of their time spent preparing for, attending, and delivering presentations approved by management, employees should not request or negotiate a fee or receive any form of compensation (excepting the novelties, favors or entertainment described below) from the organization that requested the speech, unless the employee first receives express authorization from their manager.

Inventions, books and publications: Provide Commerce employees must receive written permission from their manager before developing, outside of Provide Commerce, any products or intellectual property that is or may be related to Provide Commerce’s current or potential business.

Proper payments: All Provide Commerce employees should pay for and receive only that which is proper. Provide Commerce employees should not make payments or promises to influence another’s acts or decisions, and Provide Commerce employees must not give gifts beyond those extended in normal business. Provide Commerce employees must observe all government restrictions on gifts and entertainment. Employees will not receive payments of any kind from Provide Commerce customers.

Favors, gifts and entertainment: Any form of gift that obligates an employee to act in a particular manner with regard to Provide Commerce’s business is a bribe and not allowed, regardless of value. As a result, Provide Commerce employees and members of their families must not give or receive valuable gifts (including gifts of equipment or money, discounts, special pricing terms (such as below normal pricing) or other favored personal treatment) to or from any person associated with Provide Commerce vendors or customers. This includes accepting the opportunity to buy “directed shares” (also called “friends and family shares”) from a company where the Provide Commerce employee is now or is likely to become involved in the evaluation, recommendation, negotiation or approval of current or prospective business with that company.

This is not intended to preclude Provide Commerce from receiving or evaluating appropriate complimentary products or services. Nor is it intended to preclude Provide Commerce from making a gift of equipment to a company or organization, provided that the gift is openly given, with full knowledge by the company or organization, and is consistent with applicable law. In rare circumstances, local customs in some countries may call for the exchange of gifts having more than nominal value as part of the business relationship. In these situations, gifts may be accepted only on behalf of Provide Commerce (not an individual) with the approval of the employee’s manager and our vice president, human resources. Any gifts received should be turned over to our human resources department for appropriate disposition. In all cases, the exchange of gifts must be conducted so there is no appearance of impropriety. Gifts may only be given or received in accordance with any applicable law, including the U.S. Foreign Corrupt Practices Act and state and federal procurement laws and regulations.

Some sample situations to help you in evaluating the general area of conflicts of interest as they relate to gifts follow:

•	Business meals with a vendor or customer are legitimate. A free private meal for an employee and spouse is not a legitimate business function.

•	Generally, it is not appropriate for an employee to accept a vendor or supplier’s invitation to attend an entertainment or sporting event at the supplier’s expense. However, an invitation to attend an entertainment or sporting event such as a golf or tennis tournament may be appropriate if it demonstrably helps to build or maintain a business relationship. Before accepting such an invitation, an employee must obtain approval of the employee’s manager and our vice president, human resources.

The key is to keep an arm’s length relationship and avoid excessive or lavish gifts or events that may give the appearance of undue influence. Employees should always inform their managers when receiving gifts or gratuities if anyone could perceive a conflict of interest, even if the employee does not believe the favor would violate our guidelines. An important question to ask is: “Would public disclosure embarrass Provide Commerce or me?”

Industry Associations. Membership on boards of industry associations generally do not present financial conflicts of interest. However, employees should be sensitive to possible conflicts with Provide Commerce’s business interests, if, for instance, the association takes a position adverse to Provide Commerce’s interests or those of key customers or partner.

Supervisory Relationships with Family Members: Supervisory relationships with family members present special workplace problems, including a conflict of interest, or at least the appearance of conflict, in various personnel decisions that the supervisor makes. Accordingly, Provide Commerce employees must avoid a direct reporting relationship with any member of their family or others with whom they have a significant relationship. If such a relationship exists or occurs, the employee must report it in writing to our vice president, human resources.

3.	Confidentiality, Competition and Fair Dealing

All Provide Commerce personnel must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is authorized by the Chief Executive Officer or the principal financial officer, or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment or other service to the Company ends. In connection with this obligation, every employee or consultant must execute an agreement containing confidentiality provisions when he or she began his or her employment or service with the Company.

We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. All Provide Commerce personnel should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Provide Commerce personnel or a member of their family unless it:

•	is not a cash gift;

•	is consistent with customary business practices;

•	is nominal in value;

•	cannot be construed as a bribe or payoff; and

•	does not violate any laws or regulations.

Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

4.	Discrimination and Harassment

The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

5.	Health and Safety

The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all Provide Commerce personnel by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

6.	Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult our principal financial officer.

7.	Protection and Proper Use of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of Provide Commerce personnel to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

8.	Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officia1s of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Our principal financial officer can provide guidance to you in this area.

9.	Reporting any Illegal or Unethical Behavior

Provide Commerce personnel are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by any Provide Commerce personnel. Provide Commerce personnel are expected to cooperate in internal investigations of misconduct.

Employees with concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may confidentially, and anonymously if they wish, submit such concerns or complaints in writing to our chief executive officer, senior financial officer, via a link available on the Provide Commerce intranet or by using the following telephone number: (866) 223-6049. All such concerns and complaints will be forwarded to the audit committee of the Board of Directors, unless they are determined to be without merit by a committee of senior Provide Commerce managers. In any event, a record of all complaints and concerns received will be provided to the audit committee at their request. Any such concerns or complaints may also be communicated confidentially and, if you desire, anonymously, directly to the chairman of the audit committee of the Board of Directors.

The audit committee of the Board of Directors will evaluate the merits of any concerns or complaints received by it and authorize such follow-up actions, if any, as it deems necessary or appropriate to address the substance of the concern of the complaint.

Provide Commerce will not discriminate against or retaliate against any employee who reports a complaint or concern, unless it is determined that the report was made with knowledge that it was false.

10.	Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with our Human Resources manager.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

Nothing in this Code should discourage you from reporting any illegal activity, including any violation of the securities, antitrust or environmental laws, or any other federal, state or foreign law, rule or regulation to the appropriate regulatory authority.

ACKNOWLEDGEMENT

Please sign below acknowledging that you have read and agreed to abide by Provide Commerce’s Code of Business Conduct and Ethics.

I received, reviewed and agree to be bound by Provide Commerce’s Code of Business Conduct and Ethics, including the additional policies set forth in Exhibit A to the extent they are applicable to me now or in the future.

Dated:

Signature:

Name:

Title:

Return this Acknowledgment to Human Resources.

EXHIBIT A

CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS

The Company has a Code of Business Conduct and Ethics applicable to all directors, employees, consultants and other agents of the Company. The CEO and all senior financial officers, including the CFO, principal financial officer and principal accounting officer, are bound by the provisions set forth in the Code of Business Conduct and Ethics relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code of Business Conduct and Ethics, the CEO and senior financial officers are subject to the following additional specific policies:

1.	The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or would otherwise assist the Audit Committee in fulfilling its responsibilities.

2.	The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other Provide Commerce personnel who have a significant role in the Company’s financial reporting, disclosures or internal controls.

3.	The CEO and each senior financial officer shall promptly bring to the attention of the CEO and to the Audit Committee any information he or she may have concerning any violation of the Company’s Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other Provide Commerce personnel who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.	The CEO and each senior financial officer shall promptly bring to the attention of the CEO and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Business Conduct and Ethics or of these additional procedures.

Our board of directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Business Conduct and Ethics or of these additional procedures by the CEO and the Company’s senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Business Conduct and Ethics and to these additional procedures, and shall include written notices to the individual involved that the board has determined that there has been a violation, censure by the board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, our board of directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.